Exhibit 99.1

ATRenew Inc. Reports Unaudited Second Quarter 2023 Financial Results

SHANGHAI, August 23, 2023 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•
Total net revenues grew by 38.1% to RMB2,963.7 million (US$408.7 million) from RMB2,145.7 million in the second quarter of 2022.
•
Loss from operations narrowed down to RMB61.0 million (US$8.4 million) from RMB168.2 million in the second quarter of 2022. Adjusted income from operations (non-GAAP)1 was RMB52.0 million (US$7.2 million), compared to an adjusted loss from operations (non-GAAP) of RMB42.3 million in the second quarter of 2022.
•
Number of consumer products transacted2 was 7.7 million, compared to 7.8 million in the second quarter of 2022.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are pleased to announce a post-COVID performance that exceeded our guidance. During the second quarter of 2023, total net revenues increased by 38.1% year over year to RMB2,963.7 million, further demonstrating the circular economy business model’s capacity for resilient growth. We remain unwavering in our commitment to our strategic priorities centering the self-operated business and consumer electronics recycling and transaction services. At the same time, we retain our sharp focus on ensuring ample supply sources and a stable supply chain, while enhancing our competitive edges through improved customer experience and fulfillment capabilities of new categories. Furthermore, we will continue to strengthen our brand influence nationally and collaborate more closely with e-commerce platforms and electronics brands. These partnerships foster greater synergies among fast-moving consumer goods brands and provide users with a seamless circular consumption experience. By successfully executing these initiatives, we will generate higher levels of long-term value at a larger scale in the second-hand economy.”

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “During the quarter, we made another profitability breakthrough on the back of a strong recovery of revenue growth. Non-GAAP operating income reached a new high of RMB52.0 million and our non-GAAP operating profit margin was 1.8%, representing healthy upticks. Notably, our 1P business’ gross profit margin, calculated as product revenue net of merchandise costs as a percentage of product revenues, increased by 1 percentage point on a year-over-year basis, as we realized more value creation through refurbishing and retailing our device inventories. Thanks to the improvements to our automation technologies and big data algorithm that contributed to inspection and logistics efficiencies, the cost efficiency related to our fulfillment expenses continued to improve. Going forward, we will continue to maximize efficiency by leveraging cutting-edge technologies, maintain healthy revenue growth and enhance our overall efficiency to maximize profits and create greater value.”

Second Quarter 2023 Financial Results

REVENUE

Total net revenues increased by 38.1% to RMB2,963.7 million (US$408.7 million) from RMB2,145.7 million in the same period of 2022.

•
Net product revenues increased by 42.2% to RMB2,636.7 million (US$363.6 million) from RMB1,854.1 million in the same period of 2022. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics.
•
Net service revenues increased by 12.1% to RMB327.0 million (US$45.1 million), compared to RMB291.6 million in the same period of 2022. This increase was primarily due to the recovery of Paipai and PJT marketplaces from the COVID-19 pandemic.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB3,032.5 million (US$418.2 million), compared to RMB2,327.4 million in the same period of 2022, representing an increase of 30.3%.

•
Merchandise costs were RMB2,325.8 million (US$320.7 million), compared to RMB1,653.8 million in the same period of 2022, representing an increase of 40.6%. This was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB268.8 million (US$37.1 million), compared to RMB275.2 million in the same period of 2022, representing a decrease of 2.3%. The decrease was primarily due to the decreases in logistics expenses and operation center related expenses as the Company kept optimizing its store and operation station networks, but was partially offset by an increase in personnel costs as the Company's recycling activities developed compared with the same period of 2022.
•
Selling and marketing expenses were RMB335.3 million (US$46.2 million), compared to RMB293.4 million in the same period of 2022, representing an increase of 14.3%. The increase was primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, (ii) an increase in commission expenses in relation to channel service fees, and (iii) an increase in office and traveling related expenses. The increase was partially offset by a decrease in personnel cost and amortization of intangible assets and deferred cost resulting from assets and business acquisitions, after recognizing the impairment loss of intangible assets and deferred cost in the fourth quarter of 2022.

•
General and administrative expenses were RMB57.5 million (US$7.9 million), compared to RMB45.2 million in the same period of 2022, representing an increase of 27.2%, primarily due to (i) an increase in expected credit loss relating to credit risk, (ii) an increase in professional service and consulting fees. The increase was partially offset by a decrease in personnel cost.
•
Technology and content expenses decreased by 24.6% to RMB45.0 million (US$6.2 million) from RMB59.7 million in the same period of 2022. The decrease was primarily due to the changes in technological personnel cost and technology expenses in relation to platforms as the Company’s platforms matured.

LOSS FROM OPERATIONS

Loss from operations was RMB61.0 million (US$8.4 million), compared to a loss from operations of RMB168.2 million in the same period of 2022.

Adjusted income from operations (non-GAAP)1 was RMB52.0 million (US$7.2 million), compared to an adjusted loss from operations of RMB42.3 million in the same period of 2022.

NET LOSS

Net loss was RMB64.8 million (US$8.9 million), compared to a net loss of RMB125.3 million in the same period of 2022. Adjusted net income (non-GAAP)1 was RMB36.4 million (US$5.0 million), compared to adjusted net loss of RMB13.2 million in the same period of 2022.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.40 (US$0.05), compared to RMB0.78 in the same period of 2022.

Adjusted basic and diluted net income per ordinary share (non-GAAP)1 were RMB0.22 (US$0.03), compared to negative RMB0.08 in the same period of 2022.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,543.1 million (US$350.7 million) as of June 30, 2023, as compared to RMB2,802.1 million as of December 31, 2022.

Business Outlook

For the third quarter of 2023, the Company currently expects its total revenues to be between RMB3,150.0 million and RMB3,250.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On December 9, 2022, ATRenew announced an extension of the Company's existing share repurchase program under which the Company may repurchase up to US$100 million of its shares for another twelve-month period starting from December 28, 2022, with all other terms unchanged. During the second quarter of 2023, the Company repurchased 2,289,309 American depositary shares (“ADSs”) in the open market at an average price of US$2.81 per ADS, with a total cash consideration of US$6.4 million. As of June 30, 2023, the Company had repurchased a total of 12,264,772 ADSs for approximately US$44.4 million under this share repurchase program.

On June 20, 2023, ATRenew released its third annual environmental, social, and governance (“ESG”) report, highlighting its key achievements in these three areas.

On the environmental front, greenhouse gas emission intensity associated with the purchase of electricity (scope 2) has continued to decrease, following the downward trend from when the Company first disclosed this metric in its 2020 ESG report. In 2022, ATRenew oversaw the responsible recycling and green disposal of approximately 270,000 units of electronic devices, reducing e-wastes by 43.2 tons. The Company also reused 18 tons of packaging fillers for B2B businesses and 36,000 cardboard boxes for B2C businesses. In terms of social responsibility, the Company obtained ISO 9001 quality management system certification and donated a cumulative amount of RMB1 million to charity programs during the reporting period. Furthermore, it remained committed to recruiting and training talents, and provided themed training sessions to over 8,000 of PJT Marketplace’s merchants. In the corporate governance sphere, ATRenew made significant strides in bolstering its risk and incident management capabilities. ATRenew has also taken steps to enhance the diversity of its board of directors, achieving a composition of 37.5% independent directors and 25% female directors as of June 2023.

On June 30, 2023, AHS Recycle, ATRenew’s C2B recycling brand, debuted as a trade-in service provider on Apple's official website and in its flagship stores in mainland China, opening up the back-end supply chain to Apple. By offering attractive recycling prices for more brand partners’ trade-in programs, AHS Recycle helps them meet consumer demand for a seamless smartphone upgrade experience.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, August 23, 2023 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	9633225

The replay will be accessible through August 30, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	4883084

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net (loss) income and adjusted net (loss) income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income is net loss excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net (loss) income per ordinary share is adjusted net (loss) income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net (loss) income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net (loss) income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to loss from operations, net loss, and net loss attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,703,626	1,492,949	205,887
Restricted cash	—	210,000	28,960
Short-term investments	782,230	599,009	82,607
Amount due from related parties, net	115,501	168,008	23,169
Inventories	433,467	735,407	101,417
Funds receivable from third party payment service providers	316,277	241,178	33,260
Prepayments and other receivables, net	539,077	468,035	64,545
Total current assets	3,890,178	3,914,586	539,845
Non-current assets:
Amount due from related parties, net, non-current	180,000	—	—
Long-term investments	219,583	485,372	66,936
Property and equipment, net	118,600	121,039	16,692
Intangible assets, net	544,650	404,420	55,772
Other non-current assets	95,744	82,496	11,377
Total non-current assets	1,158,577	1,093,327	150,777
TOTAL ASSETS	5,048,755	5,007,913	690,622
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	123,983	278,983	38,474
Accounts payable	73,335	70,364	9,704
Contract liabilities	195,369	257,670	35,534
Accrued expenses and other current liabilities	449,489	320,933	44,259
Accrued payroll and welfare	132,468	119,171	16,434
Amount due to related parties	47,604	73,647	10,156
Total current liabilities	1,022,248	1,120,768	154,561
Non-current liabilities:
Operating lease liabilities, non-current	33,523	17,857	2,463
Deferred tax liabilities	111,312	87,753	12,102
Total non-current liabilities	144,835	105,610	14,565
TOTAL LIABILITIES	1,167,083	1,226,378	169,126
TOTAL SHAREHOLDERS' EQUITY	3,881,672	3,781,535	521,496
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,048,755	5,007,913	690,622

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	1,854,133	2,636,676	363,614	3,763,065	5,211,854	718,748
Net service revenues	291,586	326,983	45,093	589,158	623,599	85,998
Operating (expenses) income (1)(2)
Merchandise costs	(1,653,834)	(2,325,763)	(320,737)	(3,293,856)	(4,577,884)	(631,319)
Fulfillment expenses	(275,201)	(268,823)	(37,072)	(571,421)	(535,209)	(73,809)
Selling and marketing expenses	(293,405)	(335,303)	(46,240)	(601,199)	(634,344)	(87,480)
General and administrative expenses	(45,227)	(57,528)	(7,933)	(90,185)	(133,968)	(18,475)
Technology and content expenses	(59,726)	(45,042)	(6,212)	(123,265)	(92,475)	(12,753)
Other operating income, net	13,447	7,836	1,081	24,688	9,872	1,361
Loss from operations	(168,227)	(60,964)	(8,406)	(303,015)	(128,555)	(17,729)
Interest expense	(2,516)	(2,501)	(345)	(3,519)	(3,312)	(457)
Interest income	2,053	5,623	775	3,777	13,575	1,872
Other income (loss), net	32,739	(1,721)	(237)	(5,884)	(2,291)	(316)
Loss before income taxes and share of loss in equity method investments	(135,951)	(59,563)	(8,213)	(308,641)	(120,583)	(16,630)
Income tax benefits	13,876	11,700	1,614	26,989	23,560	3,249
Share of loss in equity method investments	(3,175)	(16,978)	(2,341)	(4,950)	(17,817)	(2,457)
Net loss	(125,250)	(64,841)	(8,940)	(286,602)	(114,840)	(15,838)
Net loss per ordinary share:
Basic	(0.78)	(0.40)	(0.05)	(1.78)	(0.71)	(0.10)
Diluted	(0.78)	(0.40)	(0.05)	(1.78)	(0.71)	(0.10)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	161,498,812	162,923,637	162,923,637	161,374,917	162,541,334	162,541,334
Diluted	161,498,812	162,923,637	162,923,637	161,374,917	162,541,334	162,541,334
Net loss	(125,250)	(64,841)	(8,940)	(286,602)	(114,840)	(15,838)
Foreign currency translation adjustments	(10,885)	32,103	4,427	(10,386)	21,573	2,975
Total comprehensive loss	(136,135)	(32,738)	(4,513)	(296,988)	(93,267)	(12,863)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(7,518)	(7,041)	(971)	(22,281)	(12,548)	(1,730)
Selling and marketing expenses	(4,147)	(4,297)	(593)	(19,553)	(8,101)	(1,117)
General and administrative expenses	(16,401)	(17,944)	(2,475)	(32,984)	(36,943)	(5,095)
Technology and content expenses	(5,170)	(5,745)	(792)	(9,729)	(10,431)	(1,439)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(91,126)	(77,430)	(10,678)	(176,881)	(155,925)	(21,503)
Technology and content expenses	(1,580)	(482)	(66)	(3,160)	(964)	(133)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(168,227)	(60,964)	(8,406)	(303,015)	(128,555)	(17,729)
Add:
Share-based compensation expenses	33,236	35,027	4,831	84,547	68,023	9,381
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	92,706	77,912	10,744	180,041	156,889	21,636
Adjusted (loss) income from operations (non-GAAP)	(42,285)	51,975	7,169	(38,427)	96,357	13,288
Net loss	(125,250)	(64,841)	(8,940)	(286,602)	(114,840)	(15,838)
Add:
Share-based compensation expenses	33,236	35,027	4,831	84,547	68,023	9,381
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	92,706	77,912	10,744	180,041	156,889	21,636
Less:
Tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(13,876)	(11,700)	(1,614)	(26,989)	(23,560)	(3,249)
Adjusted net (loss) income (non-GAAP)	(13,184)	36,398	5,021	(49,003)	86,512	11,930
Adjusted net (loss) income per ordinary share (non-GAAP):
Basic	(0.08)	0.22	0.03	(0.30)	0.53	0.07
Diluted	(0.08)	0.22	0.03	(0.30)	0.51	0.07
Weighted average number of shares used in calculating net loss per ordinary share
Basic	161,498,812	162,923,637	162,923,637	161,374,917	162,541,334	162,541,334
Diluted	161,498,812	168,037,389	168,037,389	161,374,917	168,910,942	168,910,942